                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE TO/A
                                 (RULE 14d-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)

                   AUTOLOGIC INFORMATION INTERNATIONAL, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                          AUTOLOGIC ACQUISITION CORP.
                          A WHOLLY-OWNED SUBSIDIARY OF
                                AGFA CORPORATION
                          A WHOLLY-OWNED SUBSIDIARY OF
                               AGFA-GEVAERT, N.V.
                                   (OFFERORS)
               (NAMES OF FILING PERSONS (IDENTIFYING STATUS AS
                       OFFEROR, ISSUER OR OTHER PERSON))

                         COMMON STOCK, $0.01 PAR VALUE
                         ------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                  052803 10 3
                     (CUSIP NUMBER OF CLASS OF SECURITIES)


                            ROBERT K. SARAFIAN, ESQ.
                                AGFA CORPORATION
                             200 BALLARDVALE STREET
                              WILMINGTON, MA 01887
                                 (978) 658-5600

                                    COPY TO:

                            MITCHELL S. BLOOM, ESQ.
                        TESTA, HURWITZ & THIBEAULT, LLP
                                125 HIGH STREET
                                BOSTON, MA 02110
                                 (617) 248-7000
           (NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON AUTHORIZED
       TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                           CALCULATION OF FILING FEE


TRANSACTION VALUATION*                                   AMOUNT OF FILING FEE**
     $42,500,000                                                $8,500

--------------
* For purposes of calculating amount of filing fee only. The amount assumes the purchase by Autologic Acquisition Corp. of 5,957,270 shares of Common Stock, par value $0.01 per share (the "Common Stock"), of Autologic Information International, Inc, which includes 5,787,970 shares of Common Stock outstanding and 169,300 in-the-money options to purchase Common Stock at September 25, 2001, at a purchase price in cash of $7.127 per share.
** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction valuation.

[X] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid: $8,500

Form or Registration No.: Schedule TO-T, File No. 5-45685

Filing Party: Autologic Acquisition Corp., Agfa Corporation and Agfa-Gevaert,
N.V.

Date Filed: October 3, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[ ] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                         AMENDMENT NO. 3 TO SCHEDULE TO

     This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed on October 3, 2001, as amended and supplemented by Amendment No. 1 filed on October 19, 2001 and Amendment No. 2 filed on November 1, 2001 (as amended and supplemented, the "Schedule TO"), relating to the offer by Autologic Acquisition Corp., a Delaware corporation ("Merger Sub") and a wholly owned subsidiary of Agfa Corporation, a Delaware corporation ("Parent"), which is in turn a wholly-owned subsidiary of Agfa-Gevaert, N.V., a company organized under the laws of Belgium ("Agfa-Gevaert"), to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Autologic Information International, Inc., a Delaware corporation (the "Company"), at a purchase price of $7.127 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 3, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively, each of which are hereby incorporated by reference. This Amendment No. 3 to Schedule TO is being filed on behalf of Merger Sub, Parent and Agfa-Gevaert.


ITEM I. SUMMARY TERM SHEET; ITEM 5. TERMS OF THE TRANSACTION; AND ITEM 11. ADDITIONAL INFORMATION

     On November 14, 2001, Agfa-Gevaert and Parent issued a press release on behalf of Merger Sub announcing the extension of the expiration date of the Offer until 12:00 midnight, New York City Time, on Thursday, November 29, 2001, unless further extended. The offer, as previously extended by press release on November 1, 2001, was scheduled to expire at 12:00 midnight, New York City time, on Wednesday, November 14, 2001. The additional extension of the offer is necessary to allow Parent and Merger Sub additional time to complete the lengthy process of obtaining the necessary regulatory approvals from Austria and Spain prior to the closing of the Offer. The November 14, 2001 press release is attached as Exhibit (a)(1)(J) and is incorporated into this Schedule TO/A by reference.


ITEM 12.  EXHIBITS

(a)(1)(A)* Offer to Purchase dated October 3, 2001 (Incorporated by reference herein to Exhibit (a)(1)(A) to Schedule TO-T filed October 3, 2001 by Merger Sub, Parent and Agfa-Gevaert; File No. 5-45685).

(a)(1)(B)*   Letter of Transmittal (Incorporated by reference herein to Exhibit
             (a)(1)(B) to Schedule TO-T filed October 3, 2001 by Merger Sub, Parent and Agfa-Gevaert; File No. 5-45685).

(a)(1)(C)* Notice of Guaranteed Delivery (Incorporated by reference herein to Exhibit (a)(1)(C) to Schedule TO-T filed October 3, 2001 by Merger Sub, Parent and Agfa-Gevaert; File No. 5-45685).

(a)(1)(D)* Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (Incorporated by reference herein to Exhibit (a)(1)(D) to Schedule TO-T filed October 3, 2001 by Merger Sub, Parent and Agfa-Gevaert; File No. 5-45685).

(a)(1)(E)* Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (Incorporated by reference herein to Exhibit (a)(1)(E) to Schedule TO-T filed October 3, 2001 by Merger Sub, Parent and Agfa-Gevaert; File No. 5-45685).

(a)(1)(F)* Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (Incorporated by reference herein to Exhibit
             (a)(1)(F) to Schedule TO-T filed October 3, 2001 by Merger Sub, Parent and Agfa-Gevaert; File No. 5-45685).

(a)(1)(G)* Joint Press Release issued by Agfa Corporation and Autologic Information International, Inc. (Incorporated by reference herein to Schedule TO-C filed September 26, 2001 by Merger Sub, Agfa Corporation and Agfa-Gevaert N.V.; File No. 5-45685).

(a)(1)(H)* Summary Advertisement published October 3, 2001 (Incorporated by reference herein to Exhibit (a)(1)(H) to Schedule TO-T filed October 3, 2001 by Merger Sub, Parent and Agfa-Gevaert; File
             No. 5-45685).

(a)(1)(I)* Press Release issued by Agfa-Gevaert and Agfa Corporation on November 1, 2001 (Incorporated by reference herein to Exhibit
             (a)(1)(I) to Amendment No. 2 to Schedule TO-T filed on November 1, 2001 by Merger Sub, Parent and Agfa-Gevaert; File No. 5-45685).

(a)(1)(J) Press Release issued by Agfa-Gevaert and Agfa Corporation on November 14, 2001.

(b)          Not applicable.

(d)(1)* Agreement and Plan of Merger, dated as of September 25, 2001, by and among Agfa Corporation, Autologic Acquisition Corp. and Autologic Information International, Inc. (Incorporated by reference herein to Exhibit 2 to Schedule 13D filed October 2, 2001 by Autologic Acquisition Corp., Parent and Agfa-Gevaert; File No. 5-45685 ("Schedule 13D").

(d)(2)* Transaction Option Agreement, dated as of September 25, 2001, by and between Agfa Corporation and Autologic Information International, Inc. (Incorporated by reference herein to Exhibit 3 to Schedule 13D).

(d)(3)* Stockholders' Agreement, dated September 25, 2001, by and among Agfa Corporation, Autologic Acquisition Corp., Autologic Information International, Inc. and certain officers and directors of Autologic Information International, Inc. (Incorporated by reference herein to Exhibit 4 to Schedule 13D).

(d)(4)* Stockholder's Agreement, dated September 25, 2001 by and among Agfa Corporation, Autologic Acquisition Corp., Autologic Information International, Inc. and Volt Information Sciences, Inc. (Incorporated by reference herein to Exhibit 5 to Schedule 13D).

(d)(5)* Lease Agreement, dated September 25, 2001 by and between Volt Realty Two, Inc., as lessor, and Autologic Information International, Inc., as lessee (Incorporated by reference herein to Exhibit (d)(5) to Schedule TO-T filed October 3, 2001 by Merger Sub, Parent and Agfa-Gevaert; File No. 5-45685).

(g)          Not applicable.

(h)          Not applicable.
__________________
* Previously filed.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     AUTOLOGIC ACQUISITION CORP.

Dated: November 14, 2001             By: /s/ Frederick J. Salek
                                     -------------------------------
                                         NAME:  FREDRICK J. SALEK
                                         TITLE: SECRETARY



                                     AGFA CORPORATION

Dated: November 14, 2001             By: /s/ Eddy Rottie
                                     -------------------------------
                                         NAME:  EDDY ROTTIE
                                         TITLE: EXECUTIVE VICE PRESIDENT AND CFO



                                     AGFA-GEVAERT N.V.

Dated: November 14, 2001             By: /s/ Andre Bergen
                                     -------------------------------
                                         NAME:  ANDRE BERGEN
                                         TITLE: CHIEF FINANCIAL AND
                                                ADMINISTRATIVE OFFICER AND
                                                VICE-CHAIRMAN OF THE BOARD
                                                OF MANAGEMENT

                                  EXHIBIT LIST

(a)(1)(A)* Offer to Purchase dated October 3, 2001 (Incorporated by reference herein to Exhibit (a)(1)(A) to Schedule TO-T filed October 3, 2001 by Merger Sub, Parent and Agfa-Gevaert; File No. 5-45685).

(a)(1)(B)*   Letter of Transmittal (Incorporated by reference herein to Exhibit
             (a)(1)(B) to Schedule TO-T filed October 3, 2001 by Merger Sub, Parent and Agfa-Gevaert; File No. 5-45685).

(a)(1)(C)* Notice of Guaranteed Delivery (Incorporated by reference herein to Exhibit (a)(1)(C) to Schedule TO-T filed October 3, 2001 by Merger Sub, Parent and Agfa-Gevaert; File No. 5-45685).

(a)(1)(D)* Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (Incorporated by reference herein to Exhibit (a)(1)(D) to Schedule TO-T filed October 3, 2001 by Merger Sub, Parent and Agfa-Gevaert; File No. 5-45685).

(a)(1)(E)* Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (Incorporated by reference herein to Exhibit (a)(1)(E) to Schedule TO-T filed October 3, 2001 by Merger Sub, Parent and Agfa-Gevaert; File No. 5-45685).

(a)(1)(F)* Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (Incorporated by reference herein to Exhibit
             (a)(1)(F) to Schedule TO-T filed October 3, 2001 by Merger Sub, Parent and Agfa-Gevaert; File No. 5-45685).

(a)(1)(G)* Joint Press Release issued by Agfa Corporation and Autologic Information International, Inc. (Incorporated by reference herein to Schedule TO-C filed September 26, 2001 by Merger Sub, Parent and Agfa-Gevaert; File No. 5-45685).

(a)(1)(H)* Summary Advertisement published October 3, 2001 (Incorporated by reference herein to Exhibit (a)(1)(H) to Schedule TO-T filed October 3, 2001 by Merger Sub, Parent and Agfa-Gevaert; File No. 5-45685).

(a)(1)(I)* Press Release issued by Agfa-Gevaert on November 1, 2001 (Incorporated by reference herein to Exhibit (a)(1)(I) to Amendment No. 2 to Schedule TO-T filed November 1, 2001 by Merger Sub, Parent and Agfa-Gevaert; File No. 5-45685).

(a)(1)(J) Press Release issued by Agfa-Gevaert and Agfa Corporation on November 14, 2001.

(b)          Not applicable.

(d)(1)* Agreement and Plan of Merger, dated as of September 25, 2001, by and among Agfa Corporation, Autologic Acquisition Corp. and Autologic Information International, Inc. (Incorporated by reference herein to Exhibit 2 to Schedule 13D filed October 2, 2001 by Autologic Acquisition Corp., Parent and Agfa-Gevaert; File No. 5-45685 ("Schedule 13D")).

(d)(2)* Transaction Option Agreement, dated as of September 25, 2001, by and between Agfa Corporation and Autologic Information International, Inc. (Incorporated by reference herein to Exhibit 3 to Schedule 13D).

(d)(3)* Stockholders' Agreement, dated September 25, 2001, by and among Agfa Corporation, Autologic Acquisition Corp., Autologic Information International, Inc. and certain officers and directors of Autologic Information International, Inc. (Incorporated by reference herein to Exhibit 4 to Schedule 13D).

(d)(4)* Stockholder's Agreement, dated September 25, 2001 by and among Agfa Corporation, Autologic Acquisition Corp., Autologic Information International, Inc. and Volt Information Sciences, Inc. (Incorporated by reference herein to Exhibit 5 to Schedule 13D).

(d)(5)* Lease Agreement, dated September 25, 2001 by and between Volt Realty Two, Inc., as lessor, and Autologic Information International, Inc., as lessee (Incorporated by reference herein to Exhibit (d)(5) to Schedule TO-T filed October 3, 2001 by Merger Sub, Parent and Agfa-Gevaert; File No. 5-45685).

(g)          Not applicable.

(h)          Not applicable.
-------------
* Previously filed.